

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Kenneth A. Flatt, Jr.
Chief Executive Officer
Mountain Renewables, Inc.
4320 Eagle Point Parkway
Suite A
Birmingham, AL 35242

>   **Re: Mountain Renewables, Inc.**
>   **Current Report on Form 8-K**
>   **Filed September 22, 2010**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 26, 2010**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
>   **Filed May 14, 2010**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
>   **Filed July 13, 2010**
>   **File No. 333-159577**

Dear Mr. Flatt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on September 22, 2010

General

1. We note that you have not provided disclosure pursuant to Item 5.06 of Form 8-K (Change in Shell Company Status). In view of your nominal assets and nominal operations prior to the completion of the Share Exchange, it appears that you may have been a shell company. Please provide us with your analysis as to why you believe you

were not a shell company and thus did not have to provide disclosure pursuant to Item 5.06. Please note that we may have additional comments based on your response.

2. Please file an amendment to your current report on Form 8-K to provide all of the information required by Item 5.01 of Form 8-K. In this regard, we note for example, that your existing disclosure does not clearly identify the persons who have acquired control and the persons who have surrendered control, or the consideration paid for control.

Item 1.01. Entry Into a Material Definitive Agreement, page 2

3. Please file an amendment to your current report on Form 8-K to revise your disclosure to name all of the parties to the Share Exchange Agreement, including, but not limited to, the shareholders of GSAI. Please refer to Item 1.01(a)(1) of Form 8-K.

4. In this section, please revise your disclosure to discuss the negotiations leading up to the Share Exchange and the reasons why the parties chose this particular transaction. In addition, please identify and explain the particular roles played by any individuals or entities in arranging or facilitating the transaction. Finally, please discuss whether the Company required board and shareholder approval to enter into the Share Exchange and how the Company obtained such approval.

5. Please revise your disclosure to disclose whether Bristlecone Associates, LLC and Richard Giannotti received any consideration the shares of common stock. In addition, please clarify what you mean by the disclosure that they surrendered their shares in connection with the Share Exchange.

6. We note that the Share Exchange Agreement contemplates the Company increasing its authorized capital and changing its name. Please revise your disclosure to address the status of these actions. In doing so, please consider the applicability of Items 5.03 and 5.07 of Form 8-K.

New Management, page 2

7. On page 3, we note that each of your executive officers will be employed by you on a part-time basis. Please revise your disclosure to disclose how many hours per week you expect each executive officer to devote to you.

8. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Information regarding the Acquired Companies, page 5

9. Please disclose and describe the nature of the relationships among the companies in the GFL Group. Please also explain in detail how the Company fits into the network of affiliated companies in the GFL Group.

10. Please expand your disclosure to address the business of the Company and the industry in which it will do business. If the Company will serve as a holding company, please disclose this.

11. Please provide us with supplemental support for the quantitative disclosures you make on page six about the GFL Group.

ARCIS Energy, Inc., page 7

12. We note that GCED has secured both federal and state licenses that permit it to distribute various types of fuel. Please disclose whether ARCIS Energy requires any permits or licenses to begin operations and if so, whether you have obtained these permits or licenses. Additionally, please discuss the cost of regulatory compliance. To the extent that regulatory compliance is a material expense, please so discuss in your MD&A.

13. Please amend your filing to provide a more enhanced discussion regarding the material terms of the joint venture agreement you have with Premium Investment Group, Inc. (PREMI) and the impacts it may have on your liquidity and operations. In this regard, please discuss the financing fees related to this agreement and any other requirements of the arrangement. Additionally, please discuss how the Company will fund their operations if PREMI were to terminate this agreement.

Gulf Coast Energy Distribution, LLC, page 8

14. Please disclose the name of the federal agency that issues the license held by GCED.

15. Please disclose more precisely the number of contracts to which GCED is a party. In addition, please clarify if the JEA agreement is representative of these contracts. Finally, please tell us what consideration you have given to publicly filing these contracts.

16. We note that Gulf Coast Energy Distribution (GCED) has executed a non-binding letter of intent with EcoDomaine Refining Inc. to acquire certain assets. Please revise your filing to discuss how you intend to fund the acquisition of these assets and the related impact it may have on your liquidity and operations.

Government Regulation, page 9

17. Please identify the agencies that regulate your business and provide a brief description of the regulatory framework.

Competition, page 9

18. Please disclose the principal methods of competition. See Item 101(h)(iv) of Regulation S-K.

Employees, page 9

19. Please disclose the number of employees, including the executive officers, for the Company. See Item 101(h)(xii) of Regulation S-K.

20. In an appropriate place, please include a discussion of the sources and availability of oil and petroleum products. We note your statement on page 10 that "[o]bstacles may occur in locating a continued supply of oil and petroleum products." See Item 101(h)(v) of Regulation S-K.

Management's Discussion of Financial Statements, page 9

21. We note your statement "[u]nder its business plan, GCED will begin generating revenues as crude oil and refined petroleum products are purchased under its contracts with suppliers and resold." Please provide more detailed disclosure regarding the Company's business plan, including a timeframe for when ARCIS and GCED will begin operations and begin generating meaningful revenue.

22. In this section, please provide a discussion on liquidity and capital expenditures. See Item 303(a) of Regulation S-K. Please specifically address your plans to meet your liquidity needs for the remainder of this year and for next year. Please disclose any material capital requirements, the amount of financing you will need to begin operations and meet any capital requirements, and how you intend to achieve that financing. Please also address the uncertainty surrounding the Company in connection with the auditor's going concern opinion regarding GCED.

Risk Factors, page 10

Our business and operations are newly established. Unless we effectively manage our growth, we may not be profitable and may fail, page 10

23. In this risk factor, please clearly state that Mountain Renewables, GCED, and ARCIS are all development stage companies with minimal operations.

Executive Compensation, page 13

24. Please provide disclosure regarding the compensation of your executive officers and directors. To the extent that you do not currently compensate your officers and directors, please so state.

25. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us as to the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Description of Securities, page 14

26. We note your statement that you have 18,750,000 shares outstanding. However, on page 2, you state that you have 18,815,000 shares outstanding. Please reconcile accordingly.

Recent Sales of Unregistered Securities, page 15

27. We note that you issued 4,000,000 founders shares to Richard Giannotti in November 2008. Please revise to clarify whether founders shares are shares of common stock. In addition, please reconcile this disclosure with the disclosure on page 2 that Mr. Giannotti has 4,030,000 shares.

Market Price and Dividends on Common Equity and Other Shareholder Matters, page 16

28. Please identify the market or exchange where your common stock is traded. Please also state the number of holders of your common stock. See Item 201(a)(1) and (b) of Regulation S-K.

Exhibits, page 17

29. Please revise to include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement. To the extent you plan to incorporate exhibits by reference, please identify the filing in which it may be found.

30. Please tell us when you plan to file audited financial statements for ARCIS.

Report of Independent Registered Accounting Firm, page F-1

31. Please amend your filing to include a revised audit report which properly includes the city and state of issuance by your independent registered accounting firm. Refer to Rule 2-02(a) of Regulation S-X.

Form 10-K for the Fiscal Year Ended December 31, 2009

Controls and Procedures, page 19

32. We note that your CEO and CFO concluded that your disclosure controls and procedures
are effective "in timely alerting them to material information required to be included in
our periodic SEC filings." This qualifier is not appropriate. Please confirm to us that
your CEO and CFO concluded that your disclosure controls and procedures were
effective as of the end of the period covered by the report without this qualification.
Please comply with this comment in future filings.

Directors, Executive Officers, and Corporate Governance, page 19

33. In future filings, please briefly discuss the specific experience, qualifications, attributes or
skills that led to the conclusion that each director should serve as your director at the time
that the disclosure is made, in light of your business and structure. If material, this
disclosure should cover more than the past five years, including information about the
person's particular areas of expertise or other relevant qualifications. See Item 401(e) of
Regulation S-K.

34. In future filings, please provide the information required to be disclosed by Item 405 and
Item 407(d)(4) of Regulation S-K.

Exhibits, page 22

35. In future filings, please include in your exhibit index all of the exhibits that would be
required by Item 601 of Regulation S-K in connection with a Form 10-K. To the extent
you plan to incorporate exhibits by reference, please identify the filing in which it may be
found.

Signatures, page 23

36. In future filings, please arrange for your chief executive officer, chief financial officer,
principal accounting officer, and a majority of your directors to sign in those capacities.

Exhibit 31.1 – Section 302 Certification

37. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of
Regulation S-K. Specifically, please do not remove words or phrases, such as "The
Registrant's other certifying officer(s) and I" in paragraphs 4 and 5. This comment also
applies to the Section 302 certifications contained as Exhibit 31.1 to your Forms 10-Q for
the periods ending March 31, 2010 and June 30, 2010 where you replaced "registrant"
with "small business issuer." Please comply with this comment in all future annual and
quarterly reports.

Form 10-Q for the Period Ended March 31, 2010

Evaluation of Disclosure Controls and Procedures, page 14

38. We note your disclosure regarding disclosure controls and procedures. While your description of the definition of disclosure controls and procedures appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, your definition description and effectiveness conclusion are incomplete and you do not reference the correct rules. In this regard, we note that the description and effectiveness conclusion do not indicate that the disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms and is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure. Please confirm this to us and revise accordingly in future filings. This comment also applies to your Form 10-Q for the period ended June 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director